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                               June 20, 2024

       Ma Biu
       Chief Executive Officer
       Luda Technology Group Limited
       Unit H, 13/F, Kaiser Estate Phase 2
       47-53 Man Yue Street
       Hung Hom, Kowloon
       Hong Kong

                                                        Re: Luda Technology
Group Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 7, 2024
                                                            File No. 333-277647

       Dear Ma Biu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       General

   1. We note the changes you made to your disclosure appearing on the cover page, summary and risk factors
sections relating to legal and operational risks associated with operating in
                                                        China and PRC
regulations. It is unclear to us that there have been changes in the regulatory environment
in the PRC since the filing on March 4, 2024 warranting revised disclosure to mitigate
the challenges you face and related disclosures. The Sample Letters to China-Based
Companies sought specific disclosure relating to the risk that the PRC government may
intervene in or influence your operations at any time, or may exert control over operations
of your business, which could result in a material change in your operations and/or the
value of the securities you are registering for sale. We remind you that, pursuant to
federal securities rules, the term    control    (including the terms
  Ma Biu
Luda Technology Group Limited
June 20, 2024
Page 2
         controlling,       controlled by,    and    under common control with
 ) as defined in Securities
      Act Rule 405 means    the possession, direct or indirect, of the power to
direct or cause the
      direction of the management and policies of a person, whether through the ownership of
      voting securities, by contract, or otherwise.    The Sample Letters also
sought specific
      disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe
      that your revised disclosure referencing the PRC government   s intent to
strengthen its
      regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of March 4, 2024.
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.



                                                           Sincerely,
FirstName LastName Ma Biu
                                                           Division of
Corporation Finance
Comapany NameLuda Technology Group Limited
                                                           Office of
Manufacturing
June 20, 2024 Page 2
cc:       Lawrence Venick
FirstName LastName